FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number:

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

________________________________________________________________________________________

 CALL TO THE

GENERAL ANNUAL ORDINARY SHAREHOLDERS' MEETING

TELMEX INTERNACIONAL, S.A.B. DE C.V.

The Board of Directors of Telmex Internacional, S.A.B. de C.V. (the "Company"), hereby calls the shareholders of Telmex Internacional, S.A.B. de C.V. to the general annual ordinary meeting to be held at 10:15 AM on April 29th, 2009 at the offices located in Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, Código Postal 11000, México, D.F. The following issues will be addressed:

Agenda

  Submission, discussion and, as the case may be, approval of (i) the report drafted by the Chief Executive Officer according to Articles 44, subsection XI of the Securities Exchange Law and 172 of the General Corporations Law attached to the report rendered by the external auditor regarding the operations and earnings of the Company for the fiscal year ending on December 31st, 2008, as well as the opinion by the Board of Directors regarding the contents of said report; (ii) the report by the Board of Directors referred to by article 172 section (b) of the General Corporations Law, which contains the key policies and accounting and information criteria used while drafting the financial information of the Company; (iii) the report regarding the activities and operations in which the Board of Directors intervened according to Article 28, subsection IV, item (e) of the Securities Exchange Law; (iv) the individual and consolidated financial statements of the Company to December 31st, 2008, and; (v) the annual report about the activities carried out by the Audit and Corporate Practices Committee according to Article 43, subsections I and II of the Securities Exchange Law. Resolutions related thereto.

  Report regarding compliance with the obligation established by Article 86, subsection XX of the Income Tax Law. Resolutions related thereto.

  Submission, discussion and, as the case may be, approval of the proposal for the application of earnings. Resolutions related thereto.

  Submission, discussion and, as the case may be, approval of the proposal regarding a dividend payment. Resolutions related thereto.

  Discussion and, if applicable, appointment and/or ratification of the members of the Board of Directors, Secretary and Prosecretary of the Company, prior qualification of the degree of independence of said independent members. Resolutions related thereto.

  Determination of the remuneration for the members of the Board of Directors, Secretary and Prosecretary of the Company. Resolutions related thereto.

  Discussion and, if applicable, approval of the appointment and/or ratification of the members of the Audit and Corporate Practices Committee of the Company. Resolutions related thereto.

  Determination of the remuneration for the aforementioned committee members. Resolutions related thereto.

  Submission, discussion and, as the case may be, approval of the annual report regarding the acquisition of the Company's own shares according to the terms of Article 54 of the Securities Exchange Law as well as the determination of the maximum amount of resources that may be budgeted for the acquisition of the Company's own shares. Resolutions related thereto.

  Designation of delegates to carry out and formalize the resolutions adopted by the Company. Resolutions related thereto.

In order for shareholders to assist and vote at the meeting, they must obtain their admission cards at the offices located in Paseo de las Palmas 736, Piso (-1), Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, Código Postal 11000, México, D.F. (telephone number 5625 4900 ext. 3314 and 1497), business hours are from 9:00 AM to 2:00 PM and from 4:00 PM to 6:00 PM no later than by April 28th, 2009. The admission cards will be issued to the shareholders that request such in a timely manner and that (i) deposit their share certificates in the office of the Secretary of the Company; or (ii) evidence their capacity as shareholders with deposit certificates issued by national or foreign financial institutions or brokerage firms in Mexico or by certificates issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., complemented with the lists provided by Article 290 of the Securities Exchange Law.

The shareholders may be represented by an attorney-in-fact appointed by a proxy letter according to the terms of article twenty six of the bylaws of the Company. Notwithstanding the foregoing, the shareholders may be represented by persons who evidence their legal capacity with the proxy formats drafted by the Company and available through stock market brokers or at the Company at least fifteen days prior to the date in which the meeting will be held.

The admission cards, proxy formats, information and documents related to each issue on the agenda will be available to the shareholders or their attorneys-in-fact who are duly accredited as well as for stock market brokers, free of charge, at least fifteen days prior to the date in which the meeting will be held.

Mexico City, Federal District, April 13th, 2009

Mr. Oscar Von Hauske Solís

Special Delegate of the Board of Directors

________________________________________________________________________________________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 9, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional 6K. TELMEX INTERNACIONAL PRESS RELEASE:  CALL TO THE GENERAL ANNUAL ORDINARY SHAREHOLDERS' MEETING TELMEX INTERNACIONAL, S.A.B. DE C.V. APRIL 9, 2009.